Exhibit 99.1

Therapix Biosciences Appoints Prof. Ari Shamiss (M.D., M.P.A.) to the Company’s Board of Directors

TEL AVIV, Israel, May 7, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX) (the "Company"), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments announces today the appointment of Prof. Ari Shamiss (M.D., M.P.A.) to the Company’s Board of Directors.

Prof. Shamiss is the outgoing CEO of Assuta Medical Centers, the largest private hospital network in Israel, and consists of eight hospitals and medical centers. Prof. Shamiss was the Director of Sheba General Hospital at Tel Hashomer for 10 years ending in August 2016, and is a co-founder of Assuta Life Ventures (ALiVe), Prof. Shamiss, is also a board member and advisory at numerous high-tech companies, and is involved in numerous global business projects in healthcare technology and infrastructure.

Prof. Shamiss holds an M.D. from the Technion Institute and an M.P.A. from Harvard University. He is certified in internal medicine, hypertension and healthcare management and he is a Professor of Medicine and Vice Dean at Ben Gurion University School of Medicine.

Prof. Shamiss was the Surgeon General for the Israel Air Force (Col. Ret.) and the Director of its Aeromedical Institute. Prof. Shamiss is a graduate in excellence of the U.S. Navy Aerospace Medical Institute.

“We are honored to have Prof. Ari Shamiss be part of Therapix," said Ascher Shmulewitz, M.D., Ph.D., Chairman of Therapix." Prof. Shamiss has a rare set of skills that includes a combination of strong clinical, academic, as well as, business leadership. We are hopeful that his knowledge and experience in the healthcare system can help bring the company's unique and leading technology to the market.”

“I have followed Therapix for several years and I look forward to be a part of the organization,” said Prof. Shamiss. “Therapix’s technology has the potential to create game-changing therapies in several indications.”

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses that Prof. Shamiss’s knowledge and experience in the healthcare system can help bring the company's unique and leading technology to the market, and that Therapix’s technology has the potential to create game-changing therapies in several indications. Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" the Company's Annual Report on Form 20-F filed with the SEC on May 15, 2019, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com